Shareholder Voting Results

At a Special Meeting of Shareholders of the Funds, held at the offices of Gemini Fund Services, LLC, 80 Arkay
Drive, Suite 110, Hauppauge, NY 11788, on Friday,
March 22, 2013, shareholders of record at the close of business on January 24, 2013 voted to approve the following proposals:

Proposal 1: To approve the reorganization of the Funds from Mutual Fund Series Trust to Compass EMP Funds Trust

Compass EMP Multi-Asset Growth Fund

For Approval - 3,916,577.471
Against Approval - 30,092.372
Abstain - 76,013.950

Compass EMP Multi-Asset Balanced Fund
For Approval - 6,555,091.133
Against Approval - 94,317.155
Abstain - 154,448.857

Compass EMP Alternative Strategies Fund
For Approval - 6,194,703.791
Against Approval - 152,126.607
Abstain - 427,642.857